

16014264

UNITED STATES
JRITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: March 31, 2016
Estimated average burden
hours per response . . . 12.00

SEC Mail Processing Section
MAR 01 2016
Washington DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66958

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Park Hill Group LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

280 Park Avenue
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David C. Figur (212) 364-5056
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

30 Rockefeller Plaza (Address) New York (City) New York (State) 10112-0015 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

AFFIRMATION

I, David C. Figur, affirm that, to the best of my knowledge and belief the accompanying financial statements and supplemental schedules pertaining to the firm of Park Hill Group LLC, as of and for the year ended December 31, 2015, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



David C. Figur
Director of Finance

Subscribed to before me this
29th day of February 2016



Notary Public

MARY ALLEN CONNALLY
NOTARY PUBLIC, State of New York
No. 01CO6037222
Qualified in New York County
Commission Expires 2/14/2018

PARK HILL GROUP LLC
(SEC I.D. No. 8-66958)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2015
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

* * * * * * *

File pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT



Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Park Hill Group LLC
New York, New York

We have audited the accompanying statement of financial condition of Park Hill Group LLC (the "Company") as of December 31, 2015, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Park Hill Group LLC as of December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the statement of financial condition, the ownership structure of the Company changed on October 1, 2015.

Deloitte + Touche LLP

February 29, 2016

PARK HILL GROUP LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS		
Cash and cash equivalents	$	27,487,144
Accounts receivable, net of allowance for doubtful accounts of $489,873		128,594,853
Interest receivable		1,707,339
Due from affiliates		142,743
Other assets		481,006
Deferred tax asset		12,545
TOTAL ASSETS	$	158,425,630
LIABILITIES AND MEMBER'S EQUITY		
Accounts payable and accrued expenses	$	2,152,719
Other liabilities		44,516
Due to affiliates		6,261,829
TOTAL LIABILITIES		8,459,064
MEMBER'S EQUITY		149,966,566
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	158,425,630

See notes to statement of financial condition.

1. ORGANIZATION AND NATURE OF OPERATIONS

Park Hill Group LLC (the "Company") was formed as a limited liability company in the State of Delaware on December 9, 2004. Effective November 17, 2005, the Company commenced operations as a registered broker-dealer subject to certain regulations of the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). Effective May 21, 2013, the Company registered as a commodities trading advisor with the Commodity Futures Trading Commission ("CFTC") and the National Futures Association ("NFA").

The Company is a private fund advisor raising capital primarily from institutional investors for interests in private equity funds, hedge funds and real estate private equity funds (collectively "Clients") that are not publicly traded as well as providing secondary advisory services.

The Company is a single member limited liability company wholly owned by PHG Holdings LLC ("PHG Holdings"). Prior to October 1, 2015, PHG Holdings was owned by Blackstone Holdings I L.P., Blackstone Holdings II L.P. and Stoneco IV Inc., subsidiaries of The Blackstone Group L.P. ("Blackstone") (collectively "Former Parent"). On October 7, 2014, the board of directors of Blackstone's general partner approved a plan to separate the Company as well as Blackstone's financial and strategic advisory services and restructuring and reorganization advisory services businesses from Blackstone to form an independent, publicly traded company (the "Transaction"). The separation occurred on October 1, 2015, subsequent to which PHG Holdings is owned by PHG CP Inc. and PJT Partners Holdings LP ("PJT Partners Holdings" or "PJTPH"), subsidiaries of PJT Partners Inc. ("PJT").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates—The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America ("US GAAP") requires management to make estimates and assumptions that affect the financial statements and related disclosures. Actual results could differ materially from those estimates.

Fair Value of Financial Instruments—The carrying value of financial assets and liabilities, including cash and cash equivalents, accounts receivable, interest receivable, due from affiliates, accounts payable and accrued expenses and due to affiliates approximates their fair value because they are short-term in nature or they are charged variable rates of interest.

Cash and Cash Equivalents—The Company considers all liquid investments with original maturities of three months or less from the date of purchase to be cash equivalents. Cash and cash equivalents consist of cash which is primarily held at two major U.S. financial institutions.

Foreign Currency—In the normal course of business, the Company may enter into transactions not denominated in U.S. dollars. The Company's balances denominated in foreign currencies are translated into U.S. dollars at the end of each period, whereas the corresponding operating results denominated in foreign currencies are translated into U.S. dollars on the respective dates of such transactions.

Revenue Recognition—Placement fees are typically recognized as earned upon the acceptance by a fund of capital or capital commitments (referred to as a "closing"), in accordance with the terms set forth in individual agreements. For funds with multiple closings, each closing is treated as a separate performance obligation. As a result, revenue is recognized at each closing as the performance obligations are fulfilled. For open-end fund structures, placement fees are typically calculated as a percentage of a placed investor's month-end net asset value ("NAV"). Typically, fees for such open-end fund structures are earned over a 48 month period. For these arrangements, revenue is recognized monthly as the amounts become fixed and determinable. Fees for secondary advisory services are recognized when services for the transaction are complete, in accordance with terms set forth in individual agreements.

The Company may receive non-refundable retainers upon execution of agreements with Clients to provide capital fund raising or secondary advisory services, which are recognized over the period which the services are provided, and are included in placement fees on the statement of income. All other income and expenses are recognized when earned and incurred, respectively.

The Company typically earns interest on outstanding placement fees receivable from the time revenue is recognized. Interest is calculated based upon the London Interbank Offered Rate plus an additional percentage as mutually agreed upon with the client. Interest accrued and outstanding as of December 31, 2015 is reported on the accompanying statement of financial condition as interest receivable.

Accounts Receivable—Accounts receivable include placement fees and reimbursable expenses due from clients, including amounts due from affiliated clients. Included in accounts receivable are long-term receivables which relate to placement fees that are generally paid in installments over a period of three to four years. Accounts receivable are assessed periodically for collectability and an allowance is recognized for doubtful accounts, if required.

The Company is reimbursed by the Clients for reasonable travel, telephone, postage and other out-of-pocket expenses incurred in relation to the capital fund raising or secondary advisory services provided. As of December 31, 2015, $2,944,918 of reimbursable expense was outstanding and is reported on the accompanying statement of financial condition in accounts receivable.

The Company does not have any long-term receivables on non-accrual status. Long-term receivables which are more than 90 days past due as of December 31, 2015 were $2,215,579. As of the date these financial statements were issued, $245,455 of this past due amount has been collected.

Allowance for Doubtful Accounts—The Company performs periodic reviews of outstanding accounts receivable and credit evaluations of its Clients' financial condition. The Company generally does not require collateral and establishes an allowance for doubtful accounts based upon factors such as historical experience, credit quality, age of the accounts receivable balances and the current economic conditions that may affect a counterparty's ability to pay such amounts owed to the Company. As a result of payments received by the Company during the year, the allowance for doubtful accounts was reduced by $1,130,127. As of December 31, 2015, the Company determined the allowance for doubtful accounts is $489,873.

Compensation and Benefits—Compensation and Benefits consists of (a) employee compensation, comprising salary and bonus, and benefits paid and payable to employees and partners, and (b) equity-based compensation associated with the grants of equity-based awards to employees and partners. Compensation costs related to the issuance of equity-based awards with a requisite service period to partners and employees is measured at fair value at the grant date, taking into

consideration expected forfeitures, and expensed over the vesting period on a straight-line basis. Equity-based awards that do not require future service are expenses immediately. Cash settled equity-based awards are classified as liabilities and are remeasured at the end of each reporting period.

Compensation to persons who provide services to the Company, but are members of an affiliated entity, has been recorded as part of the administrative services and expense agreement with Blackstone Administrative Services Partnership L.P. ("BASP") for the first nine months of 2015 and PJT Partners Holdings for the fourth quarter of 2015.

Equity-Based Compensation—Compensation costs relating to the issuance of share-based awards to partners and employees is measured at fair value at the grant date, taking into consideration expected forfeitures, and expensed over the vesting period on a straight line basis. Equity-based awards that do not require future service are expensed immediately.

Income Taxes—The Company is organized as a single member limited liability company and is treated as a disregarded entity for federal income tax purposes. The Company's single member-owner is PHG Holdings LLC, a limited liability company treated as a partnership for federal income tax purposes. The partnership is not liable for federal income taxes, as members/partners are responsible for their own tax payments. Accordingly, no provision for federal income taxes has been made.

The deferred tax asset reflects the tax effects of temporary differences that may exist between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for UBT purposes using enacted tax rates in effect for the year in which the differences are expected to reverse. The Company has not recorded a valuation allowance against the deferred tax asset, as management believes the entire benefit related to the deferred tax asset meets the "more likely than not" realization standard. A summary of the tax effects of the temporary differences is as follows:

Deferred tax asset

Bad Debt	$	6,758
Deferred Rent		3,039
Unrealized foreign exchange losses and other		2,748

The Company recognizes and measures unrecognized tax benefits in accordance with US GAAP. The Company evaluates tax positions taken or expected to be taken in the course of preparing income tax returns to determine whether the tax positions are "more likely than not" to be sustained under examination by the applicable tax authority. Tax positions not deemed to meet a more-likely-than-not threshold would be recorded as a tax expense in the current year. As of December 31, 2015, the Company did not have uncertain tax positions with respect to income taxes that had a material impact on the Company's financial statements. The Company does not have any positions for which it is reasonably possible that the total amount of unrecognized tax benefits will change materially in the next twelve months.

The Company is subject to possible income tax examinations by major taxing authorities for 2012 through 2015.

Recent Accounting Developments—In June 2014, the Financial Accounting Standards Board ("FASB") issued amended guidance on revenue from contracts with customers. The guidance requires that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. An entity is required to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

The guidance introduces new qualitative and quantitative disclosure requirements about contracts with customers including revenue and impairments recognized, disaggregation of revenue and information about contract balances and performance obligations. Information is required about significant judgments and changes in judgments in determining the timing of satisfaction of performance obligations and determining the transaction price and amounts allocated to performance obligations. Additional disclosures are required about assets recognized from the costs to obtain or fulfill a contract.

The amended guidance is effective for annual periods beginning after December 15, 2017 including interim periods within that reporting period. The Company is currently evaluating the impact of the new guidance and the method of adoption.

3. RELATED PARTY TRANSACTIONS

Pursuant to an administrative services and expense agreement between the Company and BASP, the Company reimbursed BASP for direct and indirect expenses incurred on the Company's behalf including accounting, payroll, human resources, legal, compliance, financial administration, information technology, office services and facilities. As of December 31, 2015, there was no amount due to BASP.

Effective October 1, 2015, the Company entered into an administrative services and expense agreement with PJTPH. The Company reimbursed PJTPH for direct and indirect expenses incurred on the Company's behalf including accounting, payroll, human resources, legal, compliance, financial administration, information technology, office services and facilities. As of December 31, 2015, the Company owed PJTPH $1,265,251.

The Company also had a service agreement with Blackstone Group International Partners LLP ("BGIP"), a UK affiliate of Blackstone. This affiliate provided marketing services on behalf of the Company to investors in the United Kingdom and throughout Europe as licensed through the Financial Conduct Authority. The fee for such services is cost plus 15%. As of December 31, 2015, there was no amount due to BGIP.

Effective October 1, 2015, the Company entered into a service agreement with PJT Partners (UK) Limited ("PJT-UK"), a UK affiliate of PJT. This affiliate provided marketing services on behalf of the Company to investors in the United Kingdom and throughout Europe as licensed though the Financial Conduct Authority. The fee for such services is cost plus 15%. As of December 31, 2015 the Company owed PJT-UK $3,348,204.

The Company also had a service agreement with The Blackstone Group Japan K.K. ("TBGJ"), a Japanese affiliate of Blackstone, which provided marketing services on behalf of the Company to investors in Japan and throughout Asia as licensed through the Japanese Financial Supervisory Agency. The fee for such services is cost plus 10%. As of December 31, 2015, there was no amount due to TBGJ.

The Company also had a service agreement with The Blackstone Group (HK) Limited ("TBGHK"), a Hong Kong affiliate of Blackstone. TBGHK provided marketing services on behalf of the Company to investors in Hong Kong and throughout Asia as licensed through the Securities and Futures Commission. The fee for such services is cost plus 10%. As of December 31, 2015, there was no amount due to TBGHK.

Effective October 1, 2015, the Company entered into a service agreement with PJT Partners (HK) Limited ("PJT-HK"), a Hong Kong affiliate of PJT. This affiliate provided marketing services on behalf of the Company to investors in Hong Kong, Australia and throughout Asia as licensed through the Securities and Futures Commission in Hong Kong. The fee for such services is cost plus 10%. As of December 31, 2015, the Company owed $2,358,875 to PJT-HK.

The Company also had a service agreement with The Blackstone Group (Australia) Pty Limited ("TBGAPL"), an Australian affiliate of Blackstone. TBGAPL provided marketing services on behalf of the Company to investors in Australia as licensed through the Australian Securities and Investments Commission. The fee for such services is cost plus 15%. There was no amount due to TBGAPL.

The Company also had a service agreement with Blackstone Singapore PTE. LTD. ("Singapore"), a Singapore affiliate of Blackstone. This affiliate provided marketing services on behalf of the Company to investors in Singapore as licensed through the Monetary Authority of Singapore. The fee for such services is cost plus 15%. As of December 31, 2015, there was no amount due to Singapore.

Prior to October 1, 2015, Blackstone Holdings Finance Co. L.L.C. ("FINCO") was the central bill paying entity for the Company. Additionally, FINCO managed certain foreign currency balances on behalf of the Company to mitigate foreign currency risk. As of December 31, 2015, there was no amount due to FINCO.

From time to time, the Company and various affiliated entities incur costs on each other's behalf. As of December 31, 2015, there was a balance due from various entities of $142,743.

Effective October 1, 2015, Blackstone and its affiliated entities were no longer affiliates of the Company.

4. COMMITMENTS AND CONTINGENCIES

Operating Leases—The Company leases office space in various cities throughout the United States under non-cancelable leases expiring at various dates through April 2020.

The following is a schedule of future minimum lease payments required under these non-cancelable operating leases:

Year Ending December 31,		
2016	$	863,392
2017		888,745
2018		914,846
2019		941,717
2020		311,133
	$	3,919,833

Litigation—In the normal course of business, the Company may be named as a defendant in various lawsuits and may be involved in certain investigations and proceedings. Some of these matters may involve claims of substantial amounts. It is the opinion of management, after consultation with external counsel, that there are no matters pending against the Company that could have a material adverse effect on the financial statements of the Company at December 31, 2015.

Indemnification—The Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is not known. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

5. CONCENTRATIONS OF CREDIT RISK

The Company had one client account for approximately 7% of its accounts receivable at December 31, 2015.

6. MEMBER'S EQUITY

For the year ended December 31, 2015, the Company distributed member's equity of $88,895,000.

7. REGULATORY REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the Company to maintain minimum net capital. The Company elected to adopt the Alternative Standard which defines minimum net capital as $250,000 or 2% of aggregate debit items computed in accordance with the Reserve Requirement, whichever is greater. At December 31, 2015, the Company had net capital of $19,028,080, which was in excess of its statutory requirements by $18,778,080.

The Company does not carry customer accounts and does not otherwise hold funds or securities for, or owe money or securities to, customers and, accordingly, is exempt from the SEC Customer Protection Rule (Rule 15c3-3).

8. DEFINED CONTRIBUTION PLAN

For the nine months ended September 30, 2015, BASP provided a 401(k) plan (the "BASP Plan") for eligible employees in the United States. For certain professionals who are participants of the BASP Plan, BASP contributed 2% of such professionals' pretax annual compensation up to a

maximum of $1,600. In addition, BASP contributed 50% of pretax annual compensation contributed by such professional participants with a maximum matching contribution of $1,600.

Effective October 1, 2015, PJTPH provides a 401(k) plan (the "Plan") for eligible employees in the United States. Eligible employees who participate in the Plan receive matching on 100% of employee contribution up to a maximum of $3,200 per plan year.

9. SUBSEQUENT EVENTS

The Company has evaluated the impact of subsequent events through the date these financial statements were issued, and determined there were no subsequent events requiring adjustment or further disclosure to the financial statements.

******